UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation and further to the inside information dated 29 January 2021, hereby files:

OTHER RELEVANT INFORMATION

The Board of Directors of BBVA has resolved to propose to the next Annual General Meeting a cash payment in a gross amount of EUR 0.059 per share against the share premium account that will be paid on 29 April 2021, if approved. The main characteristics of the payment are detailed below:

•	Last trading date: 26 April 2021

•	Ex-dividend date: 27 April 2021

•	Record date: 28 April 2021

•	Payment date: 29 April 2021, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR makes available to such entities

This cash payment does not imply any withholding in accordance with the Spanish tax rules in force.

Madrid, 15 March 2021

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 15, 2021
By: /s/ Javier Malagón Navas

Name: Javier Malagón Navas
Title: Performance Management & Capital Director